UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 3, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

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NEWS RELEASE

Release Time	IMMEDIATE

Date	3 October 2022

Number	32/22

Western Australia Iron Ore site tour: Day 1 presentation materials

BHP will be hosting an investor and analyst briefing today to provide an update on our Western Australia Iron Ore business and our outlook for the steel and iron ore markets, including steel decarbonisation and our Scope 3 emission partnerships.

A copy of the presentations is attached.

The presentation slides and script will be available on BHP’s website at: https://www.bhp.com/investors/presentations-events/presentations-and-briefings

Further information on BHP can be found at: bhp.com

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

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Tel: +56 9 8229 5357	Mobile: +1 416 518 6293

BHP Group Limited ABN 49 004 028 077

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Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia Follow us on social media

Western Australia Iron Ore Brandon Craig Asset President WAIO 3 October 2022 Newman

Disclaimer Forward-looking statements This presentation contains forward-looking statements, including: statements regarding our strategy, our values and how we define success; our expectations of a competitive advantage for our business or certain products; our commitment to generating social value; our commitments under sustainability frameworks, standards and initiatives; our intention to achieve certain sustainability-related targets, goals, milestones and metrics; statements regarding trends in economic outlook; commodity prices and currency exchange rates; demand for commodities; medium- term guidance; production forecasts; operational performance; expectations, plans, strategies and objectives of management; climate scenarios; assumed long-term scenarios; potential global responses to climate change; the potential effect of possible future events on the value of the BHP portfolio; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital expenditure or costs and scheduling; operating costs, including unit cost guidance, and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘guidance’, ‘outlook’, ‘prospect’, ‘target’, ‘intend’, ‘aim’, ‘ambition’, ‘aspiration’, ‘goal’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘trend’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. The forward-looking statements are based on the information available as at the date of this presentation and/or the date of the Group’s planning processes or scenario analysis processes. There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed. Additionally, forward-looking statements in this presentation are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with the Ukraine conflict and COVID-19. For example, our future revenues from our assets, projects or mines described in this release will be based, in part, upon the market price of the minerals, or metals produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations; the duration and severity of the Ukraine conflict and the COVID-19 pandemic and their impact on our business; political uncertainty; labour unrest; and other factors identified in the risk factors discussed in section 9.1 of the Operating and Financial Review in the Appendix 4E and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless specified otherwise: operations includes operated assets and non-operated assets; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding the impacts of Onshore US from the 2017 financial year onwards and excluding Petroleum from the 2021 financial year onwards; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 32. Non-IFRS information We use various Non-IFRS information to reflect our underlying performance. For further information please refer to Non-IFRS financial information set out in section 11 of the Operating and Financial Review in the Appendix 4E for the year ended 30 June 2022. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this release, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 28 ‘Subsidiaries’ of the Financial Statements in the Appendix 4E for a list of our significant subsidiaries. Those terms do not include non-operated assets. This release covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and closed operations) that 1 have been wholly owned and/or operated by BHP or that have been owned as a joint venture operated by BHP (referred to in this release as ‘operated assets’ or ‘operations’) during the period from 1 July 2021 to 30 June 2022. 1 BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this release may include production, financial and other information from non- operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. 1. References in this release to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.. Western Australia Iron Ore site tour 3 October 2022 2

Acknowledgement of Country Banjima Country Yandi

Western Australia Iron Ore site tour: 3 days at a glance Meet the team DAY 1 DAY 3 Port Hedland DAY 2 South Flank Brandon Craig Anna Wiley Huw McKay Rod Dukino Kristy Heal Asset President Vice President Vice President Vice President Head of Finance WAIO Planning and Technical Market Analysis Sales and Marketing WAIO DAY and Economics Sustainability 1 Perth DAY 2 DAY 3 Steve Campbell Andrew Buckley Cindy Dunham Warren Wellbeloved General Manager General Manager General Manager General Manager South Flank Mining Area C Port Rail Western Australia Iron Ore site tour 3 October 2022 4

# Western Australia Iron Ore snapshot

**An interconnected system bringing resources and people together to build a better world**

- Workforce of ~8,000 employees – 29% female and 11% Indigenous
- Four processing hubs supported by five mines, all located in the Pilbara
  - Processing hubs are Newman, Jimblebar, Yandi and Mining Area C (including South Flank)
  - 220 trucks in operation; >30% autonomous
  - ~1,000 km of rail track
  - 182 locomotives; ~10,500 ore cars
  - Each train has an average length of ~2.8 km
  - Port operations at Nelson Point and Finucane Island include five car dumpers and eight shiploaders
  - Loading ~1,500 ships per year (or one every six hours)


Town
Existing operations
Non-operational mine
Non-operational rail line
Rail line
Port
Australia
Port Hedland
Finucane Island
Nelson Point
Goldsworthy Rail Line
Yarrie
Great Northern Highway
Port Hedland – Newman Rail Line
Central Pilbara
Yandi
Mining Area C
South Flank
Eastern Pilbara
Newman
Jimblebar
Newman

Western Australia Iron Ore site tour
3 October 2022
5

BHP

# WAIO is a significant contributor to BHP

## An example of a large, long-life, low-cost asset

- Value unlocked through embedded growth optionality over the long asset-life and first quartile cost performance
  - ➢ Return on Capital Employed (ROCE)
    - FY22: 75%
    - 10 year average: 41%
- Consistent strong performance underpins significant contribution
  - ➢ EBITDA
    - FY22: US$21.8bn
    - 10 year average: US$13.0bn
  - ➢ EBITDA margin
    - FY22: 71%
    - 10 year average: 64%; consistently >50%
  - ➢ Free cash flow
    - FY22: US$20.4bn
    - 10 year average: US$10.8bn
- Increased production >50%, and lowered unit costs by ~40% in the past decade

**Asset returns since investment in 1985**
(annualised, %)


S&P Index
30 year average
Original expected
Actual

**EBITDA margin[1]**
(%)


80
60
40
20
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
BHP
WAIO

Western Australia Iron Ore site tour
3 October 2022
6

BHP

Consistent delivery of superior returns Safer, lower cost, more reliable, more productive Operational excellence Value and returns Strong margins a Safe Stable and Strong price Lowest cost Social value Clear growth Continuous Large, high Disciplined operations reliable realisations iron ore embedded in pathway to improvement quality capital 2 relative to producer our approach >300 Mtpa; mindset resources allocation benchmark studies close to underway for existing hubs 330 Mtpa Western Australia Iron Ore site tour 3 October 2022 7

Our strategy is underpinned by the way we work Enabling our people to contribute to their full potential to achieve operational excellence Data People & Digital enablement supporting value creation Inclusive, performance orientated culture strategy culture WAIO BHP Safer Deep technical capability enables improvement Centres of Empowered people drive continuous Operating Excellence Lower cost and best practice from other industries improvement and faster learning System More reliable More productive Common Functional systems & Common systems and roles a stronger Deeper capability, greater agility model role foundation for improvement and sharper focus definitions Western Australia Iron Ore site tour 3 October 2022 8

# WAIO values safe operations above all else

**Empowering our workforce though culture, systems and controls**

Over 11 years fatality free; fatal potential events down 65% since FY18

Disciplined approach to material risk management (e.g. COVID-19)

Focus on eliminating sexual harassment, racism and bullying

Technology and automation supporting improved safety performance

Frontline engagement through BOS and field leadership program

**Events with fatal potential[3]**
(#, index FY18 = 100)



-65%
FY18
FY19
FY20
FY21
FY22

**Automation reducing safety events**
(# of reported "SME Collision Incident" events / total movement)



-75%
1.1
1.0
0.6
0.5
0.8
0.2
Newman East
Yandi
Area C
Newman West
Average conventional
Jimblebar
Conventional
Automated

Source: Events Management, Surface Mobile Equipment (SME) interactions actual, hazard and near miss events for CY2020. Newman East has since transitioned to autonomous trucks.

Western Australia Iron Ore site tour
3 October 2022
9

BHP

# Social value embedded in our approach

**Helps enable sustainable operations long term and positions us to access future opportunities**

### Decarbonisation

**Contributing to the world's climate ambitions**

One of the lowest GHG emissions-intensity iron ore producers[4]

Trialling four battery electric locomotives scheduled for delivery in late 2023

Port renewable power purchase agreement with Alinta

### Healthy environment

**Delivering nature-positive[5] outcomes**

A$300m Pilbara Air Quality Program (including wind fences)

Focus on responsible water management

### Indigenous partnerships

**Building relationships based on trust, respect and mutual benefit**

Co-creating plans with Traditional Owners

Pilbara Aboriginal Health Alliance

Yandi land rehabilitation partnership

### Safe, inclusive and future ready workforce

**Enhancing safety diversity, capability, and wellbeing**

~29% female representation in FY22

~11% Indigenous representation in FY22

Considerable investment for security and physical upgrades at camps

### Thriving, empowered communities

**Contributing to long-term prosperity and resilience**

A$324m paid to local suppliers through Local Buying Program in FY22

362 entry pathway roles in FY22

Childcare and wellbeing services

### Responsible supply chains

**Supporting ethical, sustainable and transparent supply chains**

Working closely with customers, including our partnerships on Scope 3 emissions

Jimblebar beneficiation in studies

Western Australia Iron Ore site tour
3 October 2022
10
BHP

# Indigenous partnerships

**Building relationships based on trust, respect and mutual benefit**

## Emphasis on co-creating plans and high-quality relationships

**8 Traditional Owner Groups**
across our portfolio

**Ongoing commitment to consultation on heritage and the development of Cultural Heritage Management Plans**

**Heritage protection through strengthened systems and processes**

## Creating mutual value and long-term, sustainable change

More than doubling spend with Indigenous businesses

**>A$300m**

by FY24



Increasing Indigenous employment from

**~11%**

in FY22



Supporting workforce participation and training

**25%**

of entry pathway roles are Indigenous



Support for Western Australia's

**Aboriginal Cultural Heritage reform**



Western Australia Iron Ore site tour
3 October 2022

11

BHP

# Large resource base in proximity to existing infrastructure

## Enables capital efficient volumes over the next few decades

- 30 Bt Mineral Resources[6]
- Currently operate four processing hubs supported by five mines
- ~95% of Mineral Resources[7] within 50 km of existing processing hubs
  - Estimated average hub life of 40-60 years
- Includes low-cost development options adjacent to existing hubs
  - Attractive future options in Central Pilbara
- Characteristics of our deposits support low-cost operations
  - Mining strip ratio expected to remain stable at ~1.3 over the next five years
  - Majority of mining above the water table. Increased below water table mining over the medium term

**Mines replacement to achieve 330 Mtpa run rate[7]**
(Mtpa, peak capacity)


340
320
300
280
260
240
220
200
Sustaining volume
>300 Mt
330 Mt studies
Mines expansions[8]
Studies (inc. mines expansions vs accelerating processing hub)

Western Australia Iron Ore site tour
3 October 2022
12
BHP

# Competitive advantage

## High-grade ore and percentage of lump drives superior price realisation

### Index quality ore

**Iron content in ore**
(%)



WAIO
Yandi
Competitors
Platts 62% Index
66
62
58
54
5
6
7
8
9
10
Impurities
(Combined SiO2+AlO2 ,%)

- High-quality, low-impurity ore
- South Flank will increase overall portfolio grade to ~62% (from ~61%); some grade variability over the next couple of years during ramp-up[9]
- Studying options to beneficiate Jimblebar product to increase value

### Increasing lump proportion

**Lump proportion**
(%, FY22)



Range with South Flank fully ramped up
29
28
2
0
WAIO
Competitor 1
Competitor 2
Competitor 3

- Sector leading lump product mix
- South Flank is expected to increase the portion of lump in the portfolio to 30-33% when fully ramped up[9]
- Lump is highly sought after in a decarbonising steel industry

### Premium price realisation

**Realised price**
($US/wmt FOB, FY22)



113
WAIO
Competitor 1
Competitor 2
Competitor 3

- Strong customer relationships and technical expertise drives strong price realisations
- We have outperformed our competitors in price performance, achieving ~98.5% of the Platts 62% benchmark in FY22[10]

Note: Competitors include Rio Tinto, Vale and FMG; bubble size represents production volumes; production volumes, grade and price comparison excludes pellet. BHP average product grade excludes Yandi.
Studies are underway on the optimal growth pathway above 300 Mt and the resultant grade and lump contributions.

Western Australia Iron Ore site tour
3 October 2022
13
BHP

# Unlocking capacity across the value chain

**Disciplined investment to shift the bottleneck to the port over the medium term**



Mines
Rail
Port
Direct to ship ore
Mining
Ore handling plants
Product stockpiles
Train load-outs
Rail
Car dumpers
Shipped via stockyards
Shiploaders and berths
Current (284 Mtpa – FY23 guidance mid-point) – Tightly coupled supply chain
$
$
Medium term (>300 Mtpa) – South Flank ramped up, utilising latent Yandi infrastructure, debottlenecking Port and Rail
$
$
$
$
$
Studies (330 Mtpa) – Additional car dumper and routes to shift system bottleneck to outflow (shiploaders), growth mine
Step in supply chain
Notional system bottleneck
Investment focus to achieve future capacity
Investment focus on debottlenecking

Western Australia Iron Ore site tour
3 October 2022

14

BHP

Delivering productivity at Mines Productivity mitigating expanding deposits and increased haul cycle times Greater truck payload increasing production Productivity driving improved truck hours (hours, index FY19 = 100) (t, index FY19 = 100) 120 120 110 110 ~115 111 109 100 100 100 100 100 90 90 80 80 FY19 FY22 Medium term FY19 FY22 Medium term Accelerating autonomous truck roll out Mine life driving higher haul cycle times (Number of autonomous trucks) (min, index FY19 = 100) 200 130 >184 150 120 121 >90 100 110 112 50 72 100 51 100 0 90 FY19 FY22 Medium term FY19 FY22 Medium term Western Australia Iron Ore site tour 3 October 2022 15

Delivering productivity at Rail and Port interface Debottlenecking Port and Rail increases productivity Track speed restrictions impact on cycle time Five car dumper (CD) availability (mins, index FY20 = 100) (%, index FY19 = 100) 100 110 100 80 105 105 100 74 100 60 90 40 45 20 80 FY20 FY22 Medium term FY19 FY22 Medium term Pre-dump cycle time Number of days operated in 5CD mode (hours, index FY19 = 100) (%, index FY19 = 100) 100 140 100 137 131 87 80 120 >90 76 60 100 100 40 80 FY19 FY22 Medium term FY19 FY22 Medium term Western Australia Iron Ore site tour 3 October 2022 16

Sector leading free cash flow performance Lowest cost iron ore producer, with low sustaining capital intensity 12 Lowest cost producer for four consecutive years • FY23 unit cost guidance of US$18-19/t FOB, decreasing to ($US/t) <US$17/t FOB in the medium term (both @ $0.72 FX) 25 – Supply chain reliability, BOS and Operations Services provide strategic advantage 20 • Low sustaining capital intensity of ~US$5/t in the medium term 15 (+/- 50% in any given year) – Supported by larger ore bodies connecting to four processing 10 hubs FY18 FY19 FY20 FY21 FY22 WAIO C1 WAIO FOB Competitor C1 Competitors FOB 11 13 Among lowest sustaining capital requirements Leading free cash flow performance ($US/t) ($US/t) 100 10.0 7.5 75 5.0 50 2.5 25 0.0 0 WAIO Competitor 1 Competitor 2 FY18 FY19 FY20 FY21 FY22 WAIO Competitors Western Australia Iron Ore site tour 3 October 2022 17

# Technology is a key enabler

**Improving safety, equipment reliability and increasing productivity across the value chain**

### Autonomous haulage

- Jimblebar and Newman East embedded
- South Flank on track to be completed by end CY23
- Studies underway for Newman West and Mining Area C
- Accelerating autonomous pathway to ~85% in medium term



### Rail Technology Project (RTP)

- Replaces end of life rail signalling systems with new technology
- Moving block technology (communications based train control) to reduce train separation
- Enables material risks reduction



### Shiploader automation

- Currently testing two shiploaders, with plans to fully automate all eight by the end of 2023
- Artificial Intelligence in surveying ships, with world first, 3D laser scan technology
- Eliminating risks from manual operation and reducing loading time



### Value chain integration

- Improvements in scheduling and decision support to optimise flow through the supply chain

Western Australia Iron Ore site tour
3 October 2022

18

BHP

# Growing to >300 Mtpa in the medium term

**Focus on debottlenecking the Inflow system (Port and Rail)**

- The supply chain is highly interconnected with limited sprint capacity
- Capital intensity of between US$45 – US$60/t

### Port

- Port Debottlenecking Project (PDP1), completion in FY24, includes a yard extension and rate increases on our shiploader routes

### Mines

- South Flank ramped up by FY25
- Potential to utilise latent Yandi infrastructure with proximate orebodies and remnant ore
- Continued productivity improvements supported by BOS and MECoE strategies and progressive roll-out of autonomous haulage trucks

**Phase 1 – Maximising capacity through port five car dumpers system**


Car Dumper 1
CD3
CD2
P201
LRP3
TS773
BWR11
STK6
Extension of South Yard and new/upgrades on infrastructure

Western Australia Iron Ore site tour
3 October 2022
19

BHP

# Studying options for growth to 330 Mtpa

**Shifting the system constraint to design bottleneck at Outflow (shiploaders)**

- Studies expected to be completed in FY25

### Port

- Further debottlenecking the Port, likely through an additional car-dumper, routes and yard expansion

### Rail

- Further rail optimisation, capitalising on reduced train separation from moving block technology
- Increased ore carried per train via longer trains

### Mine

- Ability to leverage existing infrastructure (e.g. Yandi) and beneficiate will be key considerations, trade-off against new processing hub
- Mine options include Ministers North, Jinidi, Homestead, East Opthalmia and Marillana

**Phase 2: Enable a stable future proof supply chain**


CD 6


Existing operations
Future options
Marillana
Yandi
Area C
Ministers North
South Flank
Jinidi
Homestead
East Ophthalmia
Newman
Jimblebar
0
25
50
75
100
km

Western Australia Iron Ore site tour
3 October 2022
20
BHP

Consistent delivery of superior returns Safer, lower cost, more reliable, more productive Operational excellence Value and returns Strong margins a Safe Stable and Strong price Lowest cost Social value Clear growth Continuous Large, high Disciplined operations reliable realisations iron ore embedded in pathway to improvement quality capital 2 relative to producer our approach >300 Mtpa; mindset resources allocation benchmark studies close to underway for existing hubs 330 Mtpa Western Australia Iron Ore site tour 3 October 2022 21

Decarbonisation: operational emissions Anna Wiley Vice President Planning and Technical 3 October 2022 Newman

Decarbonisation: operational emissions WAIO is on track to deliver our plans to lower operational emissions, with further upside potential as new technologies emerge 4 WAIO is one of the lowest carbon intensity iron ore producers globally Renewable PPA to lower electricity greenhouse gas emissions at 14 Port Hedland by 50% Yarnima power station to provide firm power while technology evolves Large proportion of our Pilbara operations’ power generation planned to come from renewables by 2040 Working with OEMs to replace our diesel locomotives and trucks with battery electric technology Western Australia Iron Ore site tour 3 October 2022 23

WAIO’s decarbonisation pathway Delivering structural abatement of emissions through technological advancement Emissions source FY2020 2050 Electricity (10%) Natural Gas (15%) Diesel (75%) Flexibility in the implementation horizon is Studies and pilots are critical near-term Our pathway to net-zero is vital as technologies and renewable actions to evaluate the technology options dependent on advancement and markets evolve; this will help to enable and assess suitability to our operations, feasibility of new technology the best business decisions to be made in we are acting now to set up for the future support of long-term emissions reduction Western Australia Iron Ore site tour 3 October 2022 24

WAIO is one of the lowest carbon intensity producers WAIO represents around 22% of BHP’s overall operational emissions (Scope 1 and Scope 2) 15 2021 Carbon Intensity – Seaborne Iron Ore (Kilograms CO -equivalent per tonne of iron ore (wet)) 2 250 Axis blue, redo formatting. 200 Add dot points into subheading 150 100 50 0 0% 25% 50% 75% 100% Scope 1 & 2 (includes integrated: Rail + Port + Ocean) Scope 1 & 2 (includes integrated: Rail + Port + Ocean) Non-integrated: Rail + Port + Ocean Non-integrated: Rail + Port + Ocean Source: Skarn Associates, BHP. Western Australia Iron Ore site tour 3 October 2022 25

# New PPA to reduce emissions at Port Hedland

**Alinta agreement expected to deliver a 50% reduction in emissions at Port**



Town
Existing operations
Non-operational mine
Non-operational rail line
Rail line
Port
Australia
• Grid Connected (NWIS)
• Power through PPAs
Port Hedland
Finucane Island
Nelson Point
Goldsworthy Rail Line
Yarrie
Great Northern Highway
Port Hedland – Newman Rail Line
• Islanded network
• Gas-fired (BHP Yarnima) 190MW
• BHP-owned transmission network
Yandi
Mining Area C
South Flank
Newman
Jimblebar
Newman

**~75 MW demand (Port)**
**~150 MW demand (Pilbara)**

**~610 kt $CO_2$-e GHG emissions[16]**
(~25% of WAIO total)

## Port

- Integrating a 45 MW solar farm, 35 MW battery energy storage system and low emissions intensity thermal power
- Scheduled to be fully operational in late 2024
- The PPA is expected to deliver cost savings, provide optionality to improve network redundancy and maintain firm power supply as well as providing a 50% reduction in reported emissions from electricity at our Port facilities[14]
- BHP and Alinta Energy have also entered into a memorandum of understanding in relation to the development of the Shay Gap Wind Farm. The Shay Gap Wind Farm is currently planned to be 45 MW, with a potential first-generation date of 2027

## Pilbara

- Pilbara requires a more complex solution as it is an islanded network

Western Australia Iron Ore site tour
3 October 2022
26
BHP

Our renewable transition will be supported by Yarnima Our highly efficient Open Cycle Gas Power Station will provide firm power in the Pilbara 17 Gas power generation in WA Emission Intensity (t CO -e/MWh) 2 0.70 0.61 0.56 0.46 • Yarnima enables the production of reliable gas power while emitting fewer tonnes CO emissions per MWh produced than our 2 competition • A further ~900 MW of generation will be required to support Competitor 1 Competitor 2 Competitor 3 Yarnima growth and the power demands of electrification of trucks and locomotives Power generation mix over time • By 2040 we intend to have a large proportion of our electricity (MWh) generated from renewable sources • Yarnima's future will be assessed as large-scale carbon neutral firm generation options become commercially available • Our goal is that 100% of electricity generated will come from net zero greenhouse gas emissions sources by 2050 Chart is illustrative only, not to scale Western Australia Iron Ore site tour 3 October 2022 27

# We are trialling battery electric locomotives

**Preparing for the replacement of our diesel powered locomotive fleet**

**~180 locomotives**

**~190 million litres of diesel annually**

**~490 kt of $CO_2$-e GHG emissions** (~20% of WAIO total)

- Partnership agreements signed with Wabtec and Progress Rail in January 2022
- Each OEM will supply two battery electric locomotives for an operational trial in Q3 FY2024
- Trial will test the potential of energy recapture using the unique topography of the rail network
- On completion of a successful trial, battery electric locomotives are expected to be delivered from 2027



CHARGING INFRASTRUCTURE
PORT
EMPTY
Fully charged batteries.
LOADED
Overhead battery charging as the locomotive/train travels through the car dumper.
Significant battery use to power empty consist uphill towards mines.
Significant battery use to power empty consist uphill towards mines.
Regenerative braking allows for energy to be harvested and stored within batteries during downhill propulsion.
Some energy consumption first part of journey caused by uphill sections.
Overhead battery charging as the locomotive travels through the train load out.
Fully charged batteries
CHARGING INFRASTRUCTURE
MINE
1
2
3
4
5
6
7
8

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# Mines will focus on battery electric technology

**Collaborating for large-scale haul truck electrification solutions**

**~300 haul trucks[18]**
**~45 excavators**
**~500 ancillary equipment**

**~500 million litres of diesel annually**

**~1,340 kt $CO_2$-e GHG emissions** (~55% of WAIO total)

- Partnership agreements signed in 2021 with Komatsu and Caterpillar to accelerate development and deployment of Zero Emission Haul Trucks
- Caterpillar battery electric early learner haul truck to be trialled in 2025
- On completion of a successful trial we are aiming for the first battery electric haul trucks to be operational by 2027, with full fleet replaced by mid-2030s
- Where possible current fleet life will be extended to meet the commercialisation of battery electric technology
- Charge-on-Challenge identified need for industry collaboration to standardise charging interfaces for mining equipment



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Decarbonisation: operational emissions WAIO is on track to deliver our plans to lower operational emissions, with further upside potential as new technologies emerge 4 WAIO is one of the lowest carbon intensity iron ore producers globally Renewable PPA to lower electricity greenhouse gas emissions at 14 Port Hedland by 50% Yarnima power station to provide firm power while technology evolves Large proportion of our Pilbara operations’ power generation planned to come from renewables by 2040 Working with OEMs to replace our diesel locomotives and trucks with battery electric technology Western Australia Iron Ore site tour 3 October 2022 30

Footnotes 1. Slide 6: EBITDA Margin presented on a ‘continuing operations’ basis. 2. Slide 7,22: Based on published unit costs by major iron ore producers, as reported at 30 June 2022. 3. Slide 9: Fatal potential events include High Potential Injuries (HPI) and near miss events. 4. Slide 10,23,30: 2021 Carbon Intensity for Seaborne Iron Ore is detailed on slide 25. 5. Slide 10: Nature positive is defined by the WBCSD / TNFD as “A high-level goal and concept describing a future state of nature (e.g., biodiversity, ecosystem services and natural capital) which is greater than the current state.” It includes land and water management practices that halt and reverse nature loss – that is, supporting healthy, functioning ecosystems. 6. Slide 12: BHP FY2022 Annual Report for resource classification, quality and cut-off grade of the Mineral Resources. 7. Slide 12: Based on revised CY2020 life of asset plan, subject to change as growth to 330 Mtpa study progress. 8. Slide 12: Sustaining studies in progress: mines expansion primarily through crusher and conveyor infrastructure; wet processing infrastructure likely required at Newman to manage increasing below water table ore. 9. Slide 13: The increased lump and grade estimates subsequent to the ramp up of South Flank excludes Yandi, which is expected to provide supply chain flexibility for several years. 10. Slide 13: Price performance is based on published average realised pricing, as reported at 30 June 2022. 11. Slide 17: Sustaining capital disclosure for BHP represents the 5 year average +/- 50% in any given year. The competitor data represents the sustaining capital disclosure for FY23 for FMG and CY22 Rio Tinto. Not all major competitors disclose sustaining capital requirements. 12. Slide 17: Competitors include Vale, Rio Tinto and FMG, measured on an annualised based on published half year unit cost measurements. 13. Slide 17: Free Cash Flow (FCF) represents reported EBITDA less capital expenditure as a proxy methodology in the absence of available public data. 14. Slide 23, 27, 30: Based on current forecast demand and compared with FY20. 15. Slide 25: The iron ore emissions intensity curve is based on CY2021 data estimates from Skarn Associates for seaborne iron ore operations. The emissions intensity basis is kilograms of CO -equivalent per tonne of iron ore (wet basis) 2 produced per mine. BHP operations have been aggregated to WAIO level and overlayed with reported BHP data points for CY2021 for: i) iron ore production (wet basis); ii) Scope 1 emissions; and iii) Scope 2 emissions incorporating integrated rail, port and ocean emissions. Non-integrated Port + Rail + Ocean emissions intensity estimates utilise Skarn Associates data across the dataset. In case of WAIO, only the emissions from non-integrated Ocean freight are applicable as Rail & Port emissions are included as part of Scopes 1 and 2 emissions. 16. Slide 26: Includes natural gas emissions (electricity is ~10% of WAIO total, natural gas is ~15%). 17. Slide 27: Sourced from Clean Energy Regulator, Electricity sector emissions and generation data 2020-21. #1 is Newman Power Station, #2 is Solomon Power Station, #3 is West Angelas Power Station 18. Slide 29: Includes all haul trucks of which ~220 are large mining trucks. Western Australia Iron Ore site tour 3 October 2022 32

Appendix

# Summary of mining and processing hubs

<table>
<tr><th>Joint venture</th><th>Processing hub</th><th>Mining hub</th><th>Main mineral deposits</th></tr>
<tr><td>Mount Newman</td><td rowspan="2">Newman operations</td><td rowspan="2">Newman</td><td>Mount Whaleback, Eastern Ridge, Shovelanna</td></tr>
<tr><td rowspan="2">Jimblebar</td><td>Western Ridge</td></tr>
<tr><td>Jimblebar</td><td>Jimblebar</td><td>South Jimblebar, Wheelarra, Hashimoto</td></tr>
<tr><td>Yandi</td><td>Yandi</td><td>Yandi</td><td>Yandi<br>(end-of-life ramp down started in July 2021)</td></tr>
<tr><td rowspan="2">Mount Goldsworthy<br>(POSMAC JV holds a sublease over the Mining Area C mine</td><td rowspan="2">Mining Area C</td><td>Mining Area C</td><td>North Flank, Packsaddle</td></tr>
<tr><td>South Flank</td><td>South Flank (new mine, first production started in May 2021)</td></tr>
</table>

**Western Australia Iron Ore site tour**
**3 October 2022**
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Steel and iron ore market outlook Dr Huw McKay Vice President, Market Analysis and Economics Dr Rod Dukino Vice President, Sales and Marketing Sustainability 3 October 2022

Disclaimer Forward-looking statements This presentation contains forward-looking statements, including: statements regarding our strategy, our values and how we define success; our expectations of a competitive advantage for our business or certain products; our commitment to generating social value; our commitments under sustainability frameworks, standards and initiatives; our intention to achieve certain sustainability-related targets, goals, milestones and metrics; statements regarding trends in economic outlook; commodity prices and currency exchange rates; demand for commodities; medium- term guidance; production forecasts; operational performance; expectations, plans, strategies and objectives of management; climate scenarios; assumed long-term scenarios; potential global responses to climate change; the potential effect of possible future events on the value of the BHP portfolio; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital expenditure or costs and scheduling; operating costs, including unit cost guidance, and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘guidance’, ‘outlook’, ‘prospect’, ‘target’, ‘intend’, ‘aim’, ‘ambition’, ‘aspiration’, ‘goal’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘trend’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. The forward-looking statements are based on the information available as at the date of this presentation and/or the date of the Group’s planning processes or scenario analysis processes. There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed. Additionally, forward-looking statements in this presentation are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with the Ukraine conflict and COVID-19. For example, our future revenues from our assets, projects or mines described in this release will be based, in part, upon the market price of the minerals, or metals produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations; the duration and severity of the Ukraine conflict and the COVID-19 pandemic and their impact on our business; political uncertainty; labour unrest; and other factors identified in the risk factors discussed in section 9.1 of the Operating and Financial Review in the Appendix 4E and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless specified otherwise: operations includes operated assets and non-operated assets; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding the impacts of Onshore US from the 2017 financial year onwards and excluding Petroleum from the 2021 financial year onwards; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 27. Non-IFRS information We use various Non-IFRS information to reflect our underlying performance. For further information please refer to Non-IFRS financial information set out in section 11 of the Operating and Financial Review in the Appendix 4E for the year ended 30 June 2022. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this release, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 28 ‘Subsidiaries’ of the Financial Statements in the Appendix 4E for a list of our significant subsidiaries. Those terms do not include non-operated assets. This release covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and closed operations) that 1 have been wholly owned and/or operated by BHP or that have been owned as a joint venture operated by BHP (referred to in this release as ‘operated assets’ or ‘operations’) during the period from 1 July 2021 to 30 June 2022. 1 BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this release may include production, financial and other information from non- operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. 1. References in this release to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.. Western Australia Iron Ore site tour 3 October 2022 2

# Portfolio positively leveraged to megatrends

**Low cost assets and world class resource base across a differentiated set of commodities**

| BHP Portfolio | Population growth | Urbanisation | Rising living standards | Decarbonising power | Electrifying transport | Geopolitical risk | 30/30 year growth BHP 1.5°C scenario |
|---|---|---|---|---|---|---|---|
| **Copper** Largest endowment[1] | + | ++ | +++ | +++ | +++ | ~ | >2x |
| **Nickel** Second largest sulphide resource[2] | + | ++ | +++ | + | ++++ | + | ~4x |
| **Steel** Lowest cost iron ore[3] Leading met coal supplier | + | +++ | ++ | ++ | ~ | ~ | ~2x |
| **Potash** Large-scale resource supports up to 100 years of operation[4] | +++ | + | + | ~ | ~ | +++ | >2x |
| **2050 estimate, change from current** | ~10 bn total population; + 2¼ bn | ~7 bn urban population; + 2¾ bn | ~$400 tn world GDP; 4-fold gain | ¾ of power capacity wind & solar; 13-fold energy gain[5] | ~2 bn EVs on the road; 100-fold gain | - | |

+ Indicators are versus a baseline that does not include the theme being assessed. ~ Signifies trivial direct impact or offsetting forces that are basically in balance.

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BHP

# Steel is the building block of a better world

**Different climate scenarios do not produce highly divergent outcomes**


Buildings & infrastructure
Transportation & machinery
Traditional application
Renewable energy
Climate adaptation
Decarbonisation & Climate adaptation

**Cumulative steel demand ranges and scenarios**
(30yr/30yr, %)


250
200
150
100
50
0
BHP planning range
1.5 degrees
Deep Green
~2 degrees
~3 degrees
Climate Crisis

Source: BHP analysis, Vivid Economics.
Note: Our portfolio is tested across a range of future scenarios, including a scenario where warming is limited to 1.5°C. Scenarios were developed prior to the impacts of the COVID-19 pandemic, and therefore any possible effects of the pandemic were not considered in the modelling.

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Essential value chains have differing demand drivers Each is essential to our way of life and has a distinctive relationship to economic development Food value chain Steel value chain Energy value chain Population growth and dietary change Urbanisation and industrialisation Motorisation, electrification, industrialisation Food, feed, fibre, fuel Buildings, infrastructure, machinery, other goods Transport, power, heat, chemicals 1 Low degree of recycling High degree of recycling Low degree of recycling Steady increase in intensity through the entire Swift increase in intensity on the way to middle Swift increase in intensity on the way to middle development journey, high income plateau income, where a distinct peak forms income, flatter beyond, high income plateau GDP per head GDP per head GDP per head Traditional growth drivers Major uses by society Degree of Circularity Relationship to living standards Note: Illustrative only, reflecting stylised empirical path of major societies through time that have reached high income levels. 1. Recycling of nutrients via crop residue or manure occurs, but the food value chain is very inefficient and highly subject to waste. Western Australia Iron Ore site tour 3 October 2022 5 Crop needs per head Steel demand per head Primary energy per head

Industry has distinctive composition in each major region Heterogeneity informs our approach to long run forecasting, with emphasis on a bottom-up methodology Steel demand by broad end-use Steel supply by basic process & fleet age Steel supply by metallic mix 100% 100% 100% 75% 75% 75% 50% 50% 50% 25% 25% 25% 18 12 44 45 63 0% 0% 0% India China Japan Germany USA India China Japan Germany USA India China Japan Germany USA BOF EAF XX average age* Construction Manufacture & others Pig iron DRI Scrap Net exports: direct and indirect, % output Iron ore: domestic & imported sources Scrap import dependency 40% 100% 40% 20% 75% 20% 0% 50% 0% (20)% 25% (20)% (40)% (40)% 0% India China Japan Germany USA India China Japan Germany USA India China Japan Germany USA Direct steel Indirect steel Import Domestic Net import Source: World Steel, United Nation, Global Trade Atlas, BHP analysis. * Capacity weighted estimate of integrated steelmaking facilities, based on a sample, not a Census. Germany is EU and US is North America for this metric. Western Australia Iron Ore site tour 3 October 2022 6

Stock of steel per head plateaus at high income levels Range of end-states in terms of capital stock depth are relatively narrow, but paths to the end-state are diverse Accumulated stock of steel in use per capita (tonnes finished steel /capita) 18 2021 actuals 2050 15 2040 2030 12 2021 9 2050 6 2010 2040 China 2000 2050 1990 3 2040 2030 2030 2021 2021 Other Asia 2010 0 developing India 0 10 20 30 40 50 60 1990 1990 USA 1950-2021 Germany 1950-2021 Japan 1950-2021 Korea 1970-2021 GDP per capita (PPP) Source: BHP analysis; Global Insight; United Nation; worldsteel. Asian developing countries include ASEAN and other Asian developing countries. Western Australia Iron Ore site tour 3 October 2022 7

Stock levels ultimately converge, but run rates are diverse China’s post-plateau run-rate trajectory remains uncertain, with diverse examples from economies already at the high income level Steel production by region per head (kg) World Industrial pioneers Continental scale powers 800 300 800 600 600 400 400 250 200 200 0 0 200 1950 1970 1990 2010 1950 1970 1990 2010 Germany UK France CIS USA 150 Advanced exporters Populous emerging giants 100 1,600 800 1,200 600 50 800 400 400 200 0 0 0 1950 1970 1990 2010 1950 1970 1990 2010 1950 1970 1990 2010 India China Japan Korea Source: World Steel, United Nations, BHP analysis. Western Australia Iron Ore site tour 3 October 2022 8

China: a young, advanced, coastal fleet New capacity positioned to service dynamic domestic demand centres and secure competitive access to imported raw materials Cumulative steel demand ranges and scenarios Map of China steel projects (30yr/30yr, %) Newly added capacity 2018-2023 by 250 blast furnace volume (Mt) BHP planning range 150 200 100 50 150 0 Steel capacity >10 Mt 5-10 Mt 100 <5 Mt 50 3 1,000-2,000 m 3 2,000-3,000 m 0 3 >3,000 m Deep Green ~2 degrees ~3 degrees Source: BHP analysis. ILLUSTRATIVE ONLY Note: Our portfolio is tested across a range of future scenarios, including a scenario where warming is limited to 1.5°C. Scenarios were developed prior to the impacts of the COVID-19 pandemic, and therefore any possible effects of the pandemic were not considered in the modelling. Western Australia Iron Ore site tour 3 October 2022 9

India: the major growth vector for global steel Brownfield optionality puts official targets within reach; integrated steelmaking to gain share at expense of coal-based DRI Growing steel capacity in India Cumulative steel demand ranges and scenarios (Mt) 200 (30yr/30yr, %) BF-BOF Others 150 700 100 50 BHP planning range 600 0 Existing Construction Planned 500 400 300 200 Existing 100 Under construction Planning / Announced 0 Deep Green ~2 degrees ~3 degrees Mineral rich state ILLUSTRATIVE ONLY Source: BHP analysis. Source: BHP analysis. Western Australia Iron Ore site tour 3 October 2022 10

South East Asia: gearing up for domestic demand Multiple countries within the region are building up capacity at home, seeking to reduce historical import dependency Cumulative steel demand ranges and scenarios Map of SE Asia steel projects (30yr/30yr, %) Burgeoning steel capacity in SE Asia (Mt) 500 80 60 400 BHP planning range 40 20 0 300 Steel capacity 200 100 Existing Under construction 0 Deep Green ~2 degrees ~3 degrees Planning / Announced ILLUSTRATIVE ONLY Source: SEAISI. Source: BHP analysis. Western Australia Iron Ore site tour 3 October 2022 11

Steel a net beneficiary of decarbonisation & climate Net impact of decarbonising power and physical impacts of climate change is a modest uplift in medium and long term demand Global finished steel demand in 2030 & 2050 by driver (million tonnes) We estimate a modest uplift in our base case for steel demand 2030 in both 2030 and 2050 from the net impact of four forces: 11 +2% 17 28 (14) • Infrastructure of decarbonisation [more steel] Final Initial • Decline of fossil energy demand [less steel] • Higher capital stock turnover [more steel] 60 2050 +4% 73 • Slower economic growth due to the physical (53) climate impacts & carbon policies [less steel] (4) Final Initial Macro/ Capital Clean Fossil other stock Power Power turnover Western Australia Iron Ore site tour 3 October 2022 12

Essential for the decarbonisation of power Steel consumption in power will triple from today with demand from wind and solar 5 times bigger Renewable energy Global steel demand from power generation Renewable power tends to require (Mt finished steel, new capacity + rebuild) more steel compared to fossil fuels (Steel t/MW of capacity) 140 120 Wind 190 offshore 100 80 Hydro 161 60 Wind 124 40 onshore 20 Nuclear 59 0 2015 2020 2025 2030 2035 2040 2045 2050 2050 steel demand in Power Gen% total Power Generation vs 2020 steel demand 2050 Nuclear Hydro & other renewables Coal 58 Solar Wind onshore Wind offshore Fossil fuel & others 3x 5% Solar 45 Share in 2020 <2% Non-fossil fuel share of steel demand in power gen (%) Gas 35 2015 2030 2050 Oil 15 ~100% 63% 94% Source: Hatch, ArcelorMittal. Western Australia Iron Ore site tour 3 October 2022 13

Capital ages faster under climate extremes Shorter capital lifetimes and higher capital stock turnover are the intuitive outcomes of a harsher physical climate Capital ages linearly as temperatures rise … … but the relationship is more complex with respect to precipitation 1 1 Capital depreciation rate Capital depreciation rate (%) (%) Dryer Annual precipitation Wetter Mean temperature Hotter The results we present on capital depreciation are general and abstract in nature, being estimated at the whole of capital stock level, either nationally or regionally, in addition to being based on average climate parameters at the same level of aggregation. Therefore, they are not appropriate for accounting use for specific assets, where local climatic and other idiosyncratic factors will be in play. Underlying data sourced from the Penn World Table, analysis by BHP. Western Australia Iron Ore site tour 3 October 2022 14

Global scrap ratio to rise steadily towards “50 in 50” Global ratio will reach and surpass pre-China boom levels, as end-of-life scrap availability in China more than doubles by 2050 1 Global steel production and scrap consumption Regional scrap to steel ratio 2 2 (Mt) (ratio %) (ratio %) 2,500 60 60 50 50 2,000 40 40 1,500 30 30 1,000 20 20 500 10 10 0 0 0 1990 2000 2010 2020 2030 2040 2050 2010 2020 2030 2040 2050 China India & other developing Asia Rest of World Steel output (Mt) Scrap usage (Mt) Global scrap to steel ratio (%, RHS) Source: BHP analysis. 1. Scrap consumption is net of estimated consumption in foundry sector and is based on steel production and consumption. 2. Scrap consumption / crude steel production. Western Australia Iron Ore site tour 3 October 2022 15

Iron ore range is resilient, but notably lower than steel Alternative metallics compete with primary ore in coming decades Cumulative steel and iron ore demand ranges and scenarios The evolution of contestable demand: ~2 degrees (30yr/30yr, %) (%) 250 Steel (iron ore plus other metallics) Iron ore 77% 69% 200 59% BHP steel planning range China BHP iron ore 150 planning range Others 100 RoW 7% Europe 7% 5% Developed 7% 11% 3% 50 Asia 6% 11% Developing DRI related 17% 12% Asia 14% 3% 2% 8% demand 1% 0 1.5 degrees Deep Green ~2 degrees ~3 degrees Climate Crisis 2021 2035 2050 2021 2035 2050 Source: BHP analysis. Contestable demand = Global seaborne + China domestic. Source: BHP for all scenarios, Vivid Economics for 1.5 degrees. Note: Our portfolio is tested across a range of future scenarios, including a scenario where warming is limited to 1.5°C. Some scenarios were developed prior to the impacts of the COVID-19 pandemic, and therefore any possible effects of the pandemic were not considered in the modelling. They are presented here “as is”. Western Australia Iron Ore site tour 3 October 2022 16

Low expectations of the late 2010s were not fulfilled Consensus views of iron ore industry development pre-Brumadinho were a poor predictor of actual performance Contestable demand Majors’ seaborne exports Juniors’ seaborne exports + China’s (Mt) (Mt) domestic iron ore production (Mt) +125 1,826 1,800 1,800 1,800 1,701 –79 1,355 1,275 1,200 1,200 1,200 +183 588 600 600 600 405 0 0 0 CY21 forecast in 2018 CY21 Actual CY21 forecast in 2018 CY21 Actual CY21 forecast in 2018 CY21 Actual BHP Australia others Brazil China Juniors China Developed Asia Others Source: 1）Wood Mackenzie. “Before” was sourced from the CY2018 Q3 long term forecast before the Brumadinho tragedy. “Now” use the version of CY2022 Q2 long term forecast. 2）BHP operational review for the half year ended 31 Dec 2021. 3) IHS GTA. Western Australia Iron Ore site tour 3 October 2022 17

Reliability of supply is highly valuable in an uncertain world Accurate volume guidance, delivery to specifications, competitive price realisation, durably low cost operations and attractive margins Performance versus guidance mixed across the industry 2030 – BHP projected to remain the lowest cost major producer (%, average variation from initial guidance mid point, FY14-FY21) (CFR China, 62% Fe Fines equivalent, US$/dry tonne) 100 2.0 1.0 80 0.0 (1.0) 60 Competitor 1 (2.0) Competitor 2 Competitor 3 40 (3.0) (4.0) 20 (5.0) (6.0) 0 BHP Competitor 1 Competitor 2 Competitor 3 0 250 500 750 1,000 1,250 1,500 1,750 2,000 Mt (wet) Source: Company reports, SBG Securities, analysis by BHP. Source: Wood Mackenzie. Western Australia Iron Ore site tour 3 October 2022 18

Steel decarbonisation pathways Dr Rod Dukino Vice President, Sales and Marketing Sustainability 3 October 2022

Steel decarbonisation in three stages Regions will transit through these stages at different rates, based on local conditions faced by steel producers Optimisation stage Transition stage Green end state Up to 20% CO reduction vs. BAU 30-60% CO reduction vs. BAU >80% CO reduction vs. BAU 2 2 2 Incremental improvements in raw Modifications to BF-BOF route and Low carbon technologies have materials and process conditions for increased use of renewable energy matured and cost competitive for the integrated steelmaking route: sources and install low carbon development at scale technologies Low Carbon Fuels Modified BF with CCUS Raw Material Quality Blast Furnace Modifications Direct Reduction with Green Hydrogen Energy Optimisation / Efficiency Carbon Capture Electric Steelmaking Technology Improvements Other New Technologies Western Australia Iron Ore site tour 3 October 2022 20

Multiple ‘near’ net zero pathways for steel industry Pathways for industry to be largely decarbonised through primary steel production from iron ore Emissions Intensity 2.0 1.5 1.0 0.5 0 (t-CO2/t-steel) Pathways Gas recycle 1 H 2 C Non-fossil carbon C Fossil carbon C Modified BF Renewable power CCUS BF BOF BF BOF BF BOF CCUS CCUS H Green hydrogen 2 Conventional BF-BOF now Electric 2a 2 Arc Furnace H 2 (EAF) > 66Fe H2 DRI DRI DRI EAF EAF Electric Furnace H 2 2b Electric Smelter Furnace (ESF) DRI BF BOF ESF DRI BOF 3 Electrolysis EC Transition Green End State ~30-60% reduction ~90% reduction BF Blast Furnace ESF Electric Smelting Furnace Path 1 uses carbon as primary reductant BOF Basix Oxygen Furnace SR Smelting Reactor Path 2 and 3 use hydrogen or electricity as primary reductant Western Australia Iron Ore site tour EAF Electric Arc Furnace EC Electrolysis Cell 3 October 2022 21

3% of current iron ore supply is ‘EAF quality’ today This will drive innovation along the value chain as steel decarbonisation scenarios develop Iron ore supply curve by quality band (2022) Fe grade (%) Pellet, 9% 68 66 Lump, 15% 64 Fines+ 62 Pellet Feed, 76% 60 58 56 54 52 50 Mt 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% 55% 60% 65% 70% 75% 80% 85% 90% 95% 100% < 58% 58-60% 60-63% 63-65% 65-67% > 67% Source: Wood Mackenzie. Western Australia Iron Ore site tour 3 October 2022 22

# Differentiated regional steel decarbonisation pathways

**Key enablers are policy, supply of renewable power and carbon storage capacity, age and scale of blast furnace fleet**

| Optimisation & Transition | BF optimisation<br>Energy efficiency, material quality | Gas DRI<br>Scrap, Modified BF | DRI-EF<br>Modified BF-CCUS | *Electrolysis* | Green End State |
|---|---|---|---|---|---|

## EU

2020 — 2035 — 2050

*Scrap nationalism for more EAF;*
*gas-based DRI ramp-up as the Transition stage*

Policy-supported transition drive major producers into hydrogen DRI-EF

Aging blast furnaces to be retired in the coming 1-2 decades

## China

2020 — 2035 — 2050

*Opportunities for better raw material quality and efficiency gains*

*Scrap is a steady passive abatement lever*

Modified BF + CCUS

Other pathways /technologies in the mix

## Developed APAC

*Limited potential for raw material or process efficiency optimisation*

2020 — 2035 — 2050

*Comprehensive decarbonisation roadmap for Modified BF and transition to DRI-EF*

Modified BF + CCUS

Lack of renewable power and carbon storage resource driving exploration of carbon transport and DRI in overseas markets

Loss in competition for export markets likely

## India / ASEAN

2020 — 2035 — 2050

*Build / expand modern BF fleet to replace sub-standard coal-based DRI (in India) and induction furnaces (in ASEAN)*

*Exploration of alternative iron-making techs to replace fragmented coal RI-EAF segment*

The region with perhaps the youngest modern BF fleet by 2050

CCU options developed with lack of conventional storage

Western Australia Iron Ore site tour
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BHP

BHP’s Climate Transition Action Plan A framework to discuss our strategy and engagement FY2022 385Mt 16Mt 3Mt 9Mt https://www.bhp.com/sustainability/climate-change Western Australia Iron Ore site tour 3 October 2022 24

# Partnerships with customers and other industry leaders

**Looking to scale modified Blast Furnace (BF) projects, engaging research and technology providers to de-risk alternate pathways**

## Customer Partnerships

BAOWU, POSCO, TATA, HBIS GROUP, JFE

**Partnerships with 5 key customers**

**13% of global steel production**

*Test, design and scale Modified BF, CCUS and DRI-EF plant trials*

- Sign MOUs, scope core projects
- Complete feasibility studies & test work
- Plan and execute plant trials

## Research

**Fundamental and industrial programs in Australia, China, North America and Europe**

**Leading research institutes, industrial consultants and technology providers**

*Optimise raw material performance in Modified blast furnace*
*Develop DRI - EF processes for Pilbara ores*

- Start exploratory test work & concept studies
- Support plant trials & product performance
- Explore demo plant options

## Ventures

BOSTON METAL, ElectraSteel

**Investing in green end state technologies**

*Test electrolysis in concept then assess for scale up*

- Initial investments & lab testing
- Pilot campaigns with BHP ores
- Assess scale up options

FY22 Progress | FY23+ Focus

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Footnotes 1. Slide 3: Largest copper endowment on a contained metal basis, equity share. Peers include: Anglo American, Antofagasta, Codelco, First Quantum Minerals, Freeport, Glencore, Rio Tinto, Southern Copper and Teck. Source peers: Wood Mackenzie Ltd, Q1 2022. Source BHP data: FY2021 BHP Annual Report. 2. Slide 3: Second largest nickel sulphide resource on a contained metal basis, equity share. Source peers: MinEx Consulting Global Ni Database, December 2018. Source BHP data: FY2021 BHP Annual Report. 3. Slide 3: Based on published unit costs by major iron ore producers, as reported at 30 June 2022. 4. Slide 3: Based on a Reserve life of 94 years as reported in BHP’s 17 August 2021 news release, available to view on www.bhp.com, with further optionality from Jansen’s 5,230 Mt Measured Resource base. 5. Slide 3: Three-quarters refers to the share of power capacity. 13-fold refers to the increase in the volume of primary energy, not the increase in the share. Western Australia Iron Ore site tour 3 October 2022 27

Appendix

# Our decarbonisation targets and goals are clear

## To support the net zero transition, we will continue to pursue sustainable provision of our products

### Operations (Scopes 1 and 2)

**FY2030**

**Target** Reduce operational greenhouse gas (GHG) emissions by at least 30% from FY2020 levels.

**2050**

**Goal** Achieve net zero operational GHG emissions.


Electricity
Shipping
Diesel
Suppliers
Operations
Pursue net zero by 2050
Value chain
Fugitive emissions
Steelmakers and other customers

### Value chain (Scope 3)

**2030**

**Goals** **Steelmaking.** Support industry to develop technologies and pathways capable of 30% emissions intensity reduction in integrated steelmaking, with widespread adoption expected post 2030.

**Shipping.** Support 40% emissions intensity reduction of BHP-chartered shipping of BHP products.

**2050**

**Goal** Pursue the long-term goal of net zero Scope 3 GHG emissions. Achievement is uncertain and we cannot ensure the outcome alone.

**Targets** **Shipping.** Net zero GHG emissions from all shipping of BHP products*.

**Suppliers.** Net zero for the operational GHG emissions of our direct suppliers*.

**Important note**
Refer to the full description of BHP's climate change targets and goals, including essential definitions, assumptions and caveats, at bhp.com/climate

1 The baseline year(s) of our targets will be adjusted for any material acquisitions and divestments based on emissions at the time of the transaction, and to reflect progressive refinement of emissions reporting methodologies. The targets' boundaries may in some cases differ from required reporting boundaries. The use of carbon offsets will be governed by BHP's approach to carbon offsetting described at bhp.com/climate.

* These targets are referable to a FY2020 baseline year. Our ability to achieve the targets is subject to the widespread availability of carbon neutral solutions to meet our requirements, including low/zero-emissions technologies, fuels, goods and services.

**Goal** An ambition to seek an outcome for which there is no current pathway(s), but for which efforts will be pursued towards addressing that challenge, subject to certain assumptions or conditions.

**Target** An intended outcome in relation to which we have identified one or more pathways for delivery of that outcome, subject to certain assumptions or conditions.

Information is valid at July 2022

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: October 3, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary